UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Definitive Agreements

Private Placement

On March 26, 2021, Urban Tea, Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 3,797,488 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $4.65 per Share, at a price of $3.72 per Unit, for an aggregate purchase price of approximately $14.1 million (the “Offering”). The net proceeds to the Company from such Offering will be approximately $14.1 million and shall be used by the Company for the planned blockchain and cryptocurrency mining operation and for working capital and general corporate purposes.

The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $4.65 per Share, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The Warrants contain a mandatory exercise right for the Company to force exercise of the Warrants if the Company’s Shares trades at or above $23.25 per Share, for 20 consecutive trading days, provided, among other things, that the shares issuable upon exercise of the Warrants are registered or may be sold pursuant to Rule 144 and the daily trading volume exceeds 300,000 Shares per trading day on each trading day in a period of 20 consecutive trading days prior to the applicable date.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq’s approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

The forms of the SPA and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 6-K (“Form 6-K”) and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-227299) and on Form F-3s, as amended (Registration Numbers 333-248615, 333-233479 and 333-227211), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2021

Urban Tea, Inc.

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer

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